Exhibit 99.1

Zhangmen Education Inc. Announces Receipt of NYSE Non-Compliance Letter

SHANGHAI, China – April 15, 2022 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China, today announced that it received a letter dated April 13, 2022 (the “Letter”) from the New York Stock Exchange (the “NYSE”), notifying the Company that total market capitalization and stockholders’ equity are below the NYSE’s compliance standards.

Pursuant to the applicable NYSE continued listing standards, a company would be considered to be below compliance standards if its total market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million. A review of the current financial condition of the Company by the NYSE shows that, as of April 11, 2022, the Company’s 30 trading-day average market capitalization was approximately US$26.1 million and its last reported stockholders’ equity as of December 31, 2021 was approximately negative US$132.9 million. Accordingly, the Company is now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual, and is required to respond within 90 days of the receipt of the Letter with a business plan that demonstrates compliance with the NYSE continued listing standards within 18 months of receipt of the Letter. The business plan will be reviewed by the Listings Operations Committee of the NYSE.

To cure the deficiency, the Company intends to comply with the applicable procedures and is considering its options to regain compliance with the NYSE continued listing standards.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China providing quality-oriented education to students and on-campus education services to educational institutions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com